MARY P. BREEN
                                                              Vice President and
                                                       Associate General Counsel
                                                                  (212) 554-3841
                                                             Fax: (212) 554-1266


                                                       December 9, 1996



The Equitable Life Assurance Society of the United States
1290 Avenue of the Americas
New York, NY 10104

Dear Sirs:

      This opinion is furnished in connection with the filing of a Registration Statement on Form S-6 ("Registration Statement") of Separate Account FP ("Separate Account FP") of The Equitable Life Assurance Society of the United States ("Equitable"). The Registration Statement covers an indefinite number of units of interest in Separate Account FP ("Units") funding Incentive Life Plus (policy form No. 94-300) and Corporate Incentive Life (policy form No. 95-300), individual flexible premium variable life insurance policies ("Policies"). Policies issued prior to January 1, 1997 were issued by Equitable Variable Life Insurance Company, a wholly-owned subsidiary of Equitable, which is expected to be merged with and into Equitable on January 1, 1997. Upon consummation of the merger, Policies issued prior thereto will become obligations of Equitable and Policies issued thereafter will be issued by Equitable. This opinion assumes consummation of the merger and compliance with regulatory requirements relating thereto. Net premiums received under the Policies are allocated by Equitable to Separate Account FP to the extent directed by owners of the Policies. Net premiums under other Equitable variable life insurance policies will also be allocated to Separate Account FP.

      The Policies are designed to provide life insurance protection and are to be offered in the manner described in the Prospectus and the prospectus supplement included in the Registration Statement. The Policies will be sold only in jurisdictions authorizing such sales.

      I have examined all such corporate records of Equitable and such other documents and laws as I consider appropriate as a basis for the opinion hereinafter expressed. On the basis of such examination, it is my opinion that:

      1. Equitable is a corporation duly organized and validly existing under the laws of the State of New York.

      2. Separate Account FP has been duly established by Equitable pursuant to the laws of the State of New York, under which income, gains and losses, whether or not realized, from assets allocated to Separate Account FP, are to be, in accordance with the Policies, credited to or charged against Separate Account FP without regard to other income, gains or losses of Equitable.

      3. Assets allocated to Separate Account FP will be owned by Equitable; Equitable will not be a trustee with respect thereto. The Policies provide that the portion of the assets of Separate Account FP equal to the reserves and other Policy liabilities with respect to Separate Account FP will not be chargeable with liabilities arising out of any other business Equitable may conduct. Equitable reserves the right to transfer assets of Separate Account FP in excess of such reserves and other Policy liabilities to the general account of Equitable.

      4. Upon consummation of the merger, or upon issuance and sale of Policies thereafter, as described above, the Policies (including any Units duly credited thereunder) will be duly authorized and will constitute validly issued and binding obligations of Equitable in accordance with their terms.

      I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

                                         Very truly yours,

                                         /s/ Mary P. Breen
                                         -----------------
                                         Mary P. Breen


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